UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

KIOR, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

497219109

(CUSIP Number)

Mike Rodden, Esq.

Rumei Mistry, Esq.

Gates Ventures, LLC

2365 Carillon Point

Kirkland, WA 98033

425-889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 497219109

1	Names of Reporting Persons Gates Ventures, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,445,463 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 18,445,463 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,445,463 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.7% (2)

14	Type of Reporting Person (See Instructions) OO

(1) The total number of shares reported includes (a) 3,236,106 shares of Class A Common Stock held directly by Gates Ventures, LLC (“GV”); and (b) 15,209,357 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Items 4 and 5 of this Schedule 13D.  All shares of Class A Common Stock held by GV may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) The denominator is based on (a) 59,431,241 shares of Class A Common Stock outstanding as of March 10, 2014, as reported on the Issuer’s Form 10-K for the period ended December 31, 2013 filed with the Securities and Exchange Commission on March 17, 2014; and (b) 15,209,357 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Items 4 and 5 of this Schedule 13D.

CUSIP No. 497219109

1	Names of Reporting Persons William H. Gates III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,445,463 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 18,445,463 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,445,463 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 24.7% (2)

14	Type of Reporting Person (See Instructions) IN

(1) The total number of shares reported includes (a) 3,236,106 shares of Class A Common Stock held directly by Gates Ventures, LLC (“GV”); and (b) 15,209,357 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Items 4 and 5 of this Schedule 13D.  All shares of Class A Common Stock held by GV may be deemed to be beneficially owned by William H. Gates III as the sole member of GV.

(2) The denominator is based on (a) 59,431,241 shares of Class A Common Stock outstanding as of March 10, 2014, as reported on the Issuer’s Form 10-K for the period ended December 31, 2013 filed with the Securities and Exchange Commission on March 17, 2014; and (b) 15,209,357 shares of Class A Common Stock that GV has the right to acquire upon exercise of an option right, as described in Items 4 and 5 of this Schedule 13D.

CUSIP No. 497219109

Explanatory Note

This Schedule 13D is being filed by Gates Ventures, LLC (“GV”) and William H. Gates III (together with GV, the “Reporting Persons”) to replace the Schedule 13G filed on October 31, 2013, as amended by Amendment No. 1 thereto on February 20, 2014 (the “Schedule 13G”), filed by the Reporting Persons with respect to the Class A Common Stock of KiOR, Inc. (the “Issuer”).  This Schedule 13D is being filed solely as a result of the impact of recent declines in the trading price for the Issuer’s Class A Common Stock on the formula used to determine the number of shares of Class A Common Stock that may be acquired by the Reporting Persons upon exercise of the option right under the Class A Common Stock Purchase Agreement, dated as of October 18, 2013, between GV and the Issuer.  The Reporting Persons have not engaged in any transactions in the Issuer’s Class A Common Stock beyond those previously reported on the Schedule 13G.

Item 1.                          Security and Issuer

This statement relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of the Issuer.  The principal executive offices of the Issuer are located at 13001 Bay Park Road, Pasadena, Texas 77507.

Item 2.                          Identity and Background

(a)         This statement is being filed jointly by the Reporting Persons.

(b)-(c)               GV is a limited liability company organized under the laws of the State of Washington.  GV is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of GV’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

Mr. Gates, a natural person, is founder, technology advisor and board member of Microsoft Corporation.  Mr. Gates is the sole member of GV.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

(d)-(e)               During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Gates is a citizen of the United States of America.

Item 3.                          Source and Amount of Funds or Other Consideration

GV purchased the shares of Class A Common Stock described in Items 4 and 6 below with $7,499,999.27 of its working capital.

Item 4.                          Purpose of Transaction

On October 18, 2013, the Issuer entered into a Class A Common Stock Purchase Agreement (the “Purchase Agreement”) with GV, pursuant to which GV, among other things, purchased 3,236,106 shares of Class A Common Stock of the Issuer for an aggregate purchase price of $7,499,999.27 and a price per share of equal to $2.3176, which was the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days ending on October 17, 2013.

CUSIP No. 497219109

The Purchase Agreement contemplates a second purchase of shares (the “Second Purchase”) that will occur if, during the period beginning on October 18, 2013 and ending on July 1, 2014, the Issuer receives a specified amount of additional financing (which amount will include binding commitments to invest sums in the future, provided that (i) such commitments are not subject to any conditions in the control of the committing party and (ii) such commitments are not in excess of $35 million) (a “Financing Event”).  In the second transaction, GV would purchase $7.5 million worth of shares of Class A Common Stock at a price per share equal to 75% of the twenty (20) day average of the daily volume weighted average price of the Class A Common Stock as calculated beginning on the 10th trading day before (and including) the date of the consummation of the Financing Event (or, if earlier, the date of announcement of the Financing Event) and ending on the 10th trading day following the consummation of the Financing Event (or, if earlier, the date of announcement of the Financing Event), provided that in no event will the exercise price exceed the conversion price applicable to the Senior Secured Mandatorily Convertible Notes due 2020 issued by the Issuer on October 21, 2013, which conversion price is currently $2.897 (subject to certain anti-dilution adjustments, including to account for dilutive issuances of additional shares of Class A Common Stock) (the “Price Cap”).  The closing of the Second Purchase is subject to conditions, including notification pursuant to the Hart-Scott-Rodino Act that any applicable waiting period has expired and receipt of any necessary approvals by governmental authorities, and receipt of stockholder approval in certain circumstances.

In addition, and as further described in Item 5 below, the Purchase Agreement grants to GV the right to acquire shares of Class A Common Stock upon exercise of an option right (the “Option Shares”) prior to the earlier of (i) the closing of the Second Purchase and (ii) July 1, 2014.  The number of Option Shares that may be purchased under the option right will equal $7.5 million divided by the exercise price per share specified in the Purchase Agreement. As more fully described in the Purchase Agreement, the exercise price will equal 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right, provided that in no event will the exercise price exceed the Price Cap.

The foregoing description of the Purchase Agreement is qualified in its entirety by the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes.  Neither the filing of this Schedule 13D nor anything contained herein shall be deemed an admission that the Reporting Persons are required to file this Schedule 13D pursuant to Rule 13d-1(e) or subject to the restrictions contained therein.

The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer’s securities.  The Reporting Persons have engaged in and expect in the future to engage in discussions with directors, management and other representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer’s securities.  The Reporting Persons may also engage in discussions with these persons, with other shareholders of the Issuer and with other parties concerning the business and strategic direction of the Issuer and opportunities to enhance the value of their investment in the Issuer’s securities.

The Reporting Persons may at any time, and from time to time, depending on various factors, including their evaluation of their investment in the Issuer’s securities, take any and all actions with respect to the Issuer and their investment in the Issuer’s securities as they deem advisable and in their best interests.  The Reporting Persons reserve the right to increase or decrease their investment in the Issuer’s securities on such terms and at such times as they may decide and to change their intentions with respect to their investment in the Issuer’s securities, and there can be no assurance as to when, over what period of time, or to what extent they may decide to do so.

Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in any of the items enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 497219109

Item 5.                          Interests in Securities of the Issuer

(a)-(b)              See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

In addition to the 3,236,106 shares of Class A Common Stock purchased by GV on October 21, 2013, the Reporting Persons may be deemed to beneficially own an additional 15,209,357 Option Shares that GV has the right to acquire upon exercise of an option right pursuant to the Purchase Agreement.  For purposes of this Schedule 13D, the number of the Option Shares has been calculated assuming that the option right had been exercised on the date hereof at an exercise price per share of $0.49, 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date hereof. However, the number of Option Shares issuable under the option right and the exercise price for such shares are not fixed. The number of Option Shares that may be purchased under the option right will equal $7.5 million divided by the exercise price per share specified in the Purchase Agreement. As more fully described in the Purchase Agreement, the exercise price will equal 75% of the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right, provided that in no event will the exercise price exceed the Price Cap. GV may exercise this option right prior to the earlier of (i) the closing of the Second Purchase and (ii) July 1, 2014.

As an illustration, assuming the option right is exercised at a future date (which may or may not occur):  If immediately prior to the exercise of the option right, the average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right were to have increased by $0.05 from the price used to calculate the shares issuable under the option right, then that increase would result in approximately 978,533 fewer shares of Class A Common Stock being issued upon such an exercise of the option right, representing a difference in beneficial ownership of approximately 1%.  Conversely, if immediately prior to the exercise of the option right, average of the daily volume weighted average price of the Class A Common Stock for the twenty (20) trading days immediately prior to the date GV provides notice of exercise of the option right were to have decreased by $0.04 from the price used to calculate the shares issuable under the option right, then that decrease would result in approximately 1,004,668 more shares of Class A Common Stock being issued upon such an exercise of the option right, representing a difference in beneficial ownership of approximately 1%.  Based on the current maximum exercise price per share of $2.897, GV has the right to acquire 2,588,885 Option Shares (representing approximately 4.2% of the outstanding Class A Common Stock) under the Purchase Agreement, which is the number of Option Shares reported, in accordance with the applicable rules, by the Reporting Persons in their Initial Statement of Beneficial Ownership of Securities on Form 3 that was filed with the Securities and Exchange Commission on October 31, 2013.

(c)          None.

(d)         Not applicable.

(e)          Not applicable.

Item 6.                          Contracts, Arrangements

Purchase Agreement

As described in Items 4 and 5 above, on October 18, 2013, the Issuer and GV entered into, and on October 21, 2013 consummated, certain of the transactions contemplated by the Purchase Agreement.  The entry into the Purchase Agreement is disclosed in the Issuer’s Current Report on Form 8-K, dated October 21, 2013 (the “Form 8-K”).  As disclosed in the Form 8-K, pursuant to the Purchase Agreement, GV (a) purchased shares of Class A Common Stock from the Issuer and (b) acquired the right to purchase additional shares of Class A Common Stock prior to the occurrence of certain events (subject to a minimum ownership requirement), and assumed an obligation to purchase additional shares of Class A Common Stock if certain conditions are satisfied (including receipt of additional third party financing and receipt of stockholder approval, if required).

CUSIP No. 497219109

Preemptive Rights.  So long as GV beneficially owns at least ten percent (10%) of the sum of the shares issued at the first closing under the Purchase Agreement and shares to be purchased at the second closing under the Purchase Agreement, GV will have a preemptive right to purchase a proportionate share of securities which qualify as New Securities (as such term is defined in the Purchase Agreement) that the Issuer proposes to offer, on the same terms and conditions as offered by the Issuer.

Transfer Restrictions.  The Purchase Agreement restricts GV from selling or otherwise transferring any shares of Class A Common Stock that it acquires under the Purchase Agreement prior to the earlier of (i) April 21, 2014, the six month anniversary of the first closing under the Purchase Agreement and (ii) any date on which any of Khosla Ventures III, LP, KFT Trust, Vinod Khosla Trustee, VNK Management, LLC or any of their respective Affiliates (the “Khosla Shareholders”) sells, transfer, assigns or hypothecates any equity or debt securities of the Issuer to a non-affiliate, except to certain specified entities or pursuant to a “Change of Control” transaction (as defined in the Purchase Agreement).

The foregoing description of the Purchase Agreement is qualified in its entirety by the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

As disclosed in the Form 8-K, pursuant to a Registration Rights Agreement, dated as of October 21, 2013 (the “Registration Rights Agreement”), by and between the Issuer and GV, the Issuer has agreed to provide registration rights to GV with respect to shares of Class A Common Stock that GV purchases under the Purchase Agreement consistent with the registration rights granted by the Issuer to the Khosla Shareholders in connection with the Senior Secured Convertible Promissory Note Purchase Agreement, dated October 18, 2013, among the Issuer and the Khosla Shareholders.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Under a Letter Agreement, dated October 18, 2013, between the Issuer and GV (the “Letter Agreement”), the Issuer agreed, among other things, not to acquire positions in certain futures options, options and related contracts traded on or pursuant to the rules of futures exchanges in the United States, without GV’s consent, so long as GV holds or has the right to acquire at least 5% of either the outstanding Class A Common Stock, the outstanding common stock of the Issuer or the outstanding voting rights of the Issuer.

The foregoing description of the Letter Agreement is qualified in its entirety by the full text of the agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.                          Materials to be Filed as Exhibits

99.1	Class A Common Stock Purchase Agreement, dated October 18, 2013, incorporated herein by reference to Exhibit 99.4 to the Form 8-K filed by the Issuer on October 21, 2013

99.2	Registration Rights Agreement, dated October 21, 2013, incorporated herein by reference to Exhibit 99.5 to the Form 8-K filed by the Issuer on October 21, 2013

99.3	Letter Agreement, dated October 18, 2013, filed herewith and incorporated herein by reference

CUSIP No. 497219109

SIGNATURES

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 2014

GATES VENTURES, LLC
By:	*
	Name:	Alan Heuberger(1)
	Title:	Attorney-in-fact for Michael Larson,
Manager(2)

WILLIAM H. GATES III
By:	*
	Name:	Alan Heuberger(3)
	Title:	Attorney-in-fact

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Date: April 14, 2014

GATES VENTURES, LLC
By:	*
	Name:	Alan Heuberger(1)
	Title:	Attorney-in-fact for Michael Larson,
Manager

WILLIAM H. GATES III
By:	*
	Name:	Alan Heuberger(3)
	Title:	Attorney-in-fact

*By:	/s/ Alan Heuberger
Alan Heuberger

(1) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.2 to the Reporting Persons’ Schedule 13G with respect to the Issuer on October 31, 2013, and incorporated by reference herein.

(2) Michael Larson is the chief investment officer to William H. Gates III and the Manager of GV. He is responsible for all of Mr. Gates’ non-Microsoft investments as well as all of the investments of the Bill & Melinda Gates Foundation Trust.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to the Reporting Persons’ Schedule 13G with respect to the Issuer on October 31, 2013, and incorporated by reference herein.